BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company” - BM&FBovespa: BRFS3; NYSE: BRFS), following the Announcements to the Market disclosed on June 30, 2016 and November 8, 2016, inform its shareholders and the market that One Foods Holdings Ltd. (including its controlled entities, “OneFoods”), based in Dubai, United Arab Emirates, is in the final stages of incorporation. OneFoods, until now referred as “Sadia Halal”, will hold assets related to the production and distribution of food products for Muslim markets.

Such restructuring process will contemplate the transfer of several assets related to the production and distribution of halal products, including: (i) grain storage facilities, feed mills, outgrowers’ (outsourced farmers) agreements, hatcheries and 8 slaughtering and processing plants in Brazil; (ii) one processing plant in United Arab Emirates; (iii) the equity participation in FFM Further Processing SDN BHD and (iv) the equity participation held by the Company in certain distribution companies based in Saudi Arabia, Qatar, United Arab Emirates, Sultanate of Oman and Kuwait. The assets will be transferred to SHB Comércio e Indústria de Alimentos S.A. (“SHB”) or directly to OneFoods.

In addition, BRF will transfer or license to OneFoods certain brands in halal markets.

Finally, BRF will enter into agreements with OneFoods under which the costs of certain operational and corporate activities will be shared and BRF and OneFoods will supply certain supplies and finished goods to each other.

For more information about the brand, please refer to the presentation disclosed today at BRF investor relations’ website (www.brf-br.com/ri).

BRF continues to analyse strategic alternatives for the halal market, enabling the development of its expansion, in current markets as well as in those not currently served by BRF.

BRF will keep the market updated as per the applicable legislation.

São Paulo, January 4, 2017.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer